UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

PRESS RELEASE	ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS WORLDWIDE PROJECT CONSULTING CLOSES LONG TERM FRAMEWORK CONTRACT WITH MULTI ASSET MANAGEMENT

Arnhem, the Netherlands — February 9, 2007 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consultancy and engineering company has announced today that ARCADIS Worldwide Project Consulting has been awarded a framework contract by Multi Asset Management, part of Multi Corporation. Under this contract, ARCADIS will be responsible for due diligence and project monitoring services on behalf of investment company Multi Investment. The contract has an expected value of more than € 4 million.

ARCADIS Worldwide Project Consulting provides project, cost and program management services on a global scale for projects in the field of real estate and construction. Its major clients are companies with extensive networks of international offices. The ARCADIS Worldwide Project Consulting approach — global coverage, national support and local delivery — guarantees these clients cross-border consistency and transparency.

Multi Corporation (Multi) is a successful developer of high-quality shopping malls in Europe. Multi Investment holds a selection of Multi projects entirely or partly as long-term investor, building up a diversified pan-European portfolio of first class shopping centers. Multi Asset Management is the retained asset manager of Multi’s pan-European real estate portfolio. Multi Asset Managementhas early involvement in developments, ensuring sustainable values and long-term successful real estate investments. They monitor the development- and letting-process, and are dedicated to the long term investor interest, be it for an institutional client, a funding partner or the own portfolio of the group.

For ARCADIS, the contract covers activities in seven countries: the Netherlands, Belgium, Germany, the U.K., Czech Republic, Poland en the Ukraine. In 2007, activities will include at least eleven projects in five countries.

Michiel Jaski, responsible Executive Board member for ARCADIS Worldwide Project Consulting comments: “This order proves the success of the concept of ARCADIS Worldwide Project Consulting in the market. It enables us to meet a growing need among clients for seamless global delivery of project consulting.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility,

sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and $1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions. Please visit the website at www.arcadis-global.com.

For more information contact: Joost Slooten, ARCADIS NV at +31-26-3778604 or j.slooten@arcadis.nl.

Except for historical information contained herein, the statements in this release are forward-thinking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 13, 2007	By:	/s/ C. M. Jaski
C. M. Jaski
Member, Executive Board